                             APPLICATION TO WITHDRAW
                      PURSUANT TO RULE 477 OF REGULATION C
 PROMULGATED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF
                                1933, AS AMENDED

                              Medix Resources, Inc.
                         420 Lexington Ave., Suite 1830
                            New York, New York 10170

U.S. Securities and Exchange Commission                           August 6, 2002
450 Fifth Street, N.W.
Washington, D.C. 20549

                       Re: Medix Resources, Inc.
                       Form S-2 Registration Statement
                       Post-Effective Amendment No.2
                       Reg. # 333-63162
                       Filed June 27, 2002

Ladies and Gentlemen:

Medix Resources,  Inc. requests to withdraw the above  Post-Effective  Amendment pursuant to Rule 477 of Regulation C  promulgated  under the  Securities  Act of
1933,  as amended.  The reason for this request is that Medix and the parties to the Equity Line of Credit Agreement described in the above Amendment have agreed to cancel that Agreement and no further draw-downs under the Agreement will take place.  Since that is the case,  there is no need for an effective  registration statement to sell shares issued in connection with a drawdown.

If there are any  questions  regarding  this  Application,  please  contact  our outside counsel, Mr. Lyle B. Stewart, at (303) 267-0920.

                                          Very truly yours,

                                          MEDIX RESOURCES, INC.

                                          By: /s/John R. Prufeta
                                                John R. Prufeta
                                                President and CEO

cc: Ms Barbara C. Jacobs
    Mr. Hugh Fuller